Filed by Canadian National Railway Company

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Kansas City Southern

Commission File No.: 001-04717

Date: April 20, 2021

Canadian National Railway Company (“CN”) is making the following communications available through the website www.connectedcontinent.com, a website maintained by CN providing information relating to its proposed merger with Kansas City Southern (“KCS”).

SEAN FINN

Executive VP Corporate Services & Chief Legal Officer

Sean Finn was appointed Executive Vice-President Corporate Services and Chief Legal Officer in December 2008. He is responsible for a wide array of legal, government, regulatory, public affairs, risk mitigation and security matters. Mr. Finn joined CN in January 1994 and led the Company's corporate tax function while being involved extensively in CN's privatization in November 1995. He was appointed Treasurer and Principal Tax Counsel in August 1996, Vice-President, Treasurer and Principal Tax Counsel in January 2000, Senior Vice-President, Chief Legal Officer and Corporate Secretary in December 2000, and Senior Vice-President Public Affairs, Chief Legal Officer and Corporate Secretary in February 2003. As Corporate Secretary, he is actively involved and responsible for CN's Corporate Governance Practices and the implementation of the CN Business Code of Conduct.

Prior to joining CN, Mr. Finn was the managing tax partner with the Montreal law firm Lavery, de Billy, where he was involved in domestic and international tax planning, cross-border financing, and corporate financing and reorganizations.

Mr. Finn graduated from the faculty of law of the University of Montreal in 1981 and completed a Masters degree in tax law at the University of Toronto in 1983. He was admitted to the Quebec Bar in 1983. Mr. Finn was named Tax Lawyer of the Year 2000 by his peers.

He is a former Chairman of the Canadian Chamber of Commerce (2006-2007) and of the Quebec Chamber of Commerce (2002-2003), and he is currently the only Canadian member of the US Chamber of Commerce. He was also Chairman of the Chamber of Commerce of Metropolitan Montreal for a one-year mandate (2017-2018). In September 2018, Mr. Finn was selected to be the inaugural recipient of the Canadian Chamber of Commerce's Emeritus Leaders' Circle award, in recognition of his demonstrated commitment to advancing the CCC's mission and vision, and for supporting the Chamber in achieving excellence in operations and delivering value to members.

He was also the mayor of the City of Saint-Lambert, Quebec from 2005 to 2009. Mr. Finn was a lecturer for 20 years in tax legislation and policy for the masters in taxation at Université de Sherbrooke and for the graduate diploma in taxation at McGill.

GHISLAIN HOULE

Executive VP & Chief Financial Officer

Ghislain Houle was appointed Executive Vice-President and Chief Financial Officer in July 2016, based in Montreal. His responsibilities at CN include financial management, strategic planning and strategic acquisitions. Previously, he had been Vice-President and Corporate Comptroller since March 2016, and Vice-President – Financial Planning since March 2007.

Mr. Houle joined CN in September 1997 as Chief of Internal Audit. In July 1998, he was appointed Managing Director, ISP Project, a three-year initiative to improve business processes by replacing CN's administrative support systems with the SAP integrated solution. He became Vice-President and Treasurer in 2001 and in 2004, he was responsible for the integration of the Business Development Group with CN Railway Properties, which he already managed since November 2002.

Prior to joining CN, Mr. Houle held the position of Senior Manager in tax and audit at a major accounting firm.

Mr. Houle is a CPA, CA and holds a bachelor of commerce degree from Laval University and an MBA from McGill University.

The following is a transcript of a video communication embedded on www.connectedcontinent.com.

Speakers:

•	Jean-Jacques Ruest, CN President and Chief Executive Officer

•	Rahim Karmali, CN Chief Engineer, Supply Chain and Technology

CN: Autonomous Track Inspection Program – Intelligent Engineering Business Systems

Jean-Jacques Ruest: CN is leveraging a new generation of advanced technologies. It will be our next strategic driver of value.

CN: Autonomous Track Inspection Program – Intelligent Engineering Business Systems

ATIP is a fully automated rail car equipped with wireless communications to test and monitor real-time geometric track parameters without interrupting normal railroad operations.

Jean-Jacques Ruest: The automated track inspections improve the quality of inspection, make the network safer and more reliable, and in the mid-term, reduce our costs and unlock our network capacity.

Safer and more reliable network, reduces costs, unlocks network capacity

Jean-Jacques Ruest: We are building a technology foundation that will create the next level of precision scheduled railroading and create further financial value.

Rahim Karmali: CN’s ATIP cars are embedded in revenue train service. They use advanced electronics and sophisticated sensing technology to capture a digital profile of the tracks and the surrounding environment.

Rail Profile – measuring rail shape for optimum profile to reduce friction and fuel cost

Rahim Karmali: The real benefit of our ATIP fleet comes from the data we collect.

Geometry system – improved reliability and speed – distance apart, cross level, surface deviation, track alignment

Rahim Karmali: All of that data is kept in our corporate memory. It allows us to engage machine-learning algorithms and use artificial intelligence to predictively maintain our track. This allows our workforce to focus in a preventative manner. We truly are transforming our workforce from finders into fixers. All of these elements combine to provide new track inspection methodologies that allow for autonomous inspection, improved safety, increased reliability and, because we are operating these cars in revenue train service, increased network capacity.

3D Track Assessment System – predictive maintenance, increased reliability

Rahim Karmali: Even from the outside, you can tell that these are no ordinary rail cars. We’ve marked these rail cars with a CN safety vest so that you can see safety in motion.

The U.S. Federal Railroad Administration was the first regulator to approve ATIP testing on 1,204-mile-stretch of track.

Transport Canada approved data collection for an ATIP test program on June 15, 2020.

Rahim Karmali: The FRA test program is key in showcasing the strength of CN’s track inspection technology by establishing stronger safety performance and maintaining or improving that safety performance as we reduce visual inspections. There are four phases to the FRA test program and each phase requires FRA approval.

Phase 1 – Introduce ATIP technology in parallel with visual instructions – establish new stronger safety baseline

Phase 2 – Visual inspections reduced by 50% – maintain or improve safety baseline from Phase 1

Phase 3 – Visual inspections reduced up to 75% – data driven approach – maintain or improve safety baseline

Phase 4 – Data driven visual and ATIP inspection frequency – maintain or improve safety baseline

Rahim Karmali: In just four months on the FRA test corridor, we’ve tested 17 times more1 with our Autonomous Track Inspection Technology than our traditional man-geometry systems. This has resulted in a 90% reduction in latent regulatory track conditions versus our traditional methods. Those are strong numbers you can’t ignore.

STRONG SAFETY RESULTS

Jean-Jacques Ruest: With our strong guiding principle to be the safest and most productive railroad in North America, we are evolving from a traditional railroad to a digital and automated supply chain of the future.

CN: Autonomous Track Inspection Program – Intelligent Engineering Busines Systems

Visit www.cn.ca/atip for more information

[1]	As measured in May 2020.

The following is a transcript of a video communication embedded on www.connectedcontinent.com.

The Future: Connecting the Continent

CN and KCS: Safer. Faster. Cleaner. Stronger.

Over the past 25 years CN has steadily expanded its footprint. By acquiring partners and railroads, it has enabled us to become a leading North American transportation company. CN’s extended network benefits our customers, with access to three coasts, moving their products to market, safely and efficiently.

1995: Solid Canadian Footprint

CN Network at Privatization

1998 – 2004: Building a Three Coast Access

Illinois Central Railway (IC) with Scheduled Railroading Talent

Wisconsin Central Railway (WC)

British Columbia Railway (BC Rail)

Great Lakes Transportation (GLT)

2006-2008: Solidifying Our Reach

Savage Alberta Railway (SAR)

Mackenzie Northern Railway (MNR)

Lakeland & Waterways Railway (LWR)

Central Western Railway (CWR)

Athabasca Northern Railway (ANR)

Chemin de fer de la Matapédia et du Golfe (CMG)

Ottawa Central Railway (OCR)

New Brunswick East Coast Railway (NBECR)

Compagnie de gestion de Matane (CM)

2009: Structural Advantage in Chicago

Elgin, Joliet and Eastern Railway (EJ&E)

2019: Further Expanding Our Reach

TransX

H&R

The Future: Connecting the Continent

CN and KCS: Safer. Faster. Cleaner. Stronger.

CN: www.connectedcontinent.com

Forward Looking Statements

Certain statements included in this communication constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to KCS, regarding the proposed transaction between CN and KCS, the expected benefits and synergies of the proposed transaction, future opportunities for the combined company and future shareholder returns. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as “believes,” “expects,” “anticipates,” “assumes,” “outlook,” “plans,” “targets,” or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN, or the combined company, to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this communication include, but are not limited to: the outcome of any possible transaction between CN and KCS, including the possibility that a transaction will not be agreed to or that the terms of any definitive agreement will be materially different from those described; uncertainties as to whether KCS will cooperate with CN regarding the proposed transaction; the parties’ ability to consummate the proposed transaction; the conditions to the completion of the proposed transaction; that the regulatory approvals required for the proposed transaction may not be obtained on the terms expected or on the anticipated schedule or at all; CN’s indebtedness, including the substantial indebtedness CN expects to incur and assume in connection with the proposed transaction and the need to generate sufficient cash flows to service and repay such debt; CN’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the proposed transaction; the possibility that CN may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate KCS’ operations with those of CN; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of KCS may be difficult; the duration and effects of the COVID-19 pandemic, general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; the adverse impact of any termination or revocation by the Mexican government of Kansas City Southern de México, S.A. de C.V.’s Concession; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

This communication relates to a proposal which CN has made for an acquisition of KCS. In furtherance of this proposal and subject to future developments, CN (and, if a negotiated transaction is agreed, KCS) may file one or more registration statements, proxy statements, tender offer statements or other documents with the U.S. Securities and Exchange Commission (“SEC”) or applicable securities regulators in Canada. This communication is not a substitute for any proxy statement, registration statement, tender offer statement, prospectus or other document CN and/or KCS may file with the SEC or applicable securities regulators in Canada in connection with the proposed transactions.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT(S), REGISTRATION STATEMENT(S), TENDER OFFER STATEMENT, PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC OR APPLICABLE SECURITIES REGULATORS IN CANADA CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CN, KCS AND THE PROPOSED TRANSACTIONS. Any definitive proxy statement(s), registration statement or prospectus(es) and other documents filed by CN and KCS (if and when available) will be mailed to stockholders of CN and/or KCS, as applicable. Investors and security holders will be able to obtain copies of these documents (if and when available) and other documents filed with the SEC and applicable securities regulators in Canada by CN free of charge through at www.sec.gov and www.sedar.com. Copies of the documents filed by CN (if and when available) will also be made available free of charge by accessing CN’s website at www.CN.ca.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC and applicable securities regulators in Canada. Nonetheless, CN and its directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information about CN’s executive officers and directors is available in its 2021 Management Information Circular, dated March 9, 2021, as well as its 2020 Annual Report on Form 40-F filed with the SEC on February 1, 2021, in each case available on its website at www.CN.ca/investors/ and at www.sec.gov and www.sedar.com. Additional information regarding the interests of such potential participants will be included in one or more registration statements, proxy statements, tender offer statements or other documents filed with the SEC and applicable securities regulators in Canada if and when they become available. These documents (if and when available) may be obtained free of charge from the SEC’s website at www.sec.gov and www.sedar.com, as applicable.